Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

February 17, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Confidential Response Letter
TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

We spoke by conference call on February 16, 2011 with Mr. Craig Olinger and Mr. Carlos Pacho of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) regarding our letter to the Staff dated February 14,  2011, which responded to the comments of the Staff on the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”).

During the conference call, the Staff made certain supplemental information and disclosure requests regarding the valuation allowance for tax loss carryforwards at our subsidiary TIM Celular. To facilitate the Staff’s review, we have set out what we understand to be the requests of the Staff in bold face text. Our response follows each request.

1.
Please amend the 2009 Form 20-F to disclose in detail the basis for the valuation allowance for tax loss carryforwards at TIM Celular, including the use of a three-year projection period and the uncertainties that justified the use of a three-year period.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.17.1

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

Response:

We will amend our 2009 Form 20-F to add the following disclosures under Item 5, “Operating and Financial Review and Prospects -- Critical Accounting Policies --Deferred Income Tax and Social Contribution”, on page 55 of our 2009 Form 20-F:

“The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. Our Industrial Plan forecasts our income for the next three fiscal years, with assumptions reflecting conditions we expect to exist and the course of actions we expect to take. Based on the three-year projections included in the Industrial Plan, we projected income out for a further seven years (i.e. to 2019). However, we did not extend the Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections beyond year three difficult to support at the more likely-than-not level required for projections in this context. We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at each of December 31, 2007, 2008 and 2009.

The principal uncertainties underlying our decision to limit the projections to three years at December 31, 2009 were:

●	TIM Celular had a history of losses.

●	at the end of 2009, Brazil was expecting a presidential election in 2010, generating uncertainties in relation to longer future projections and taxation.

●
at the end of 2009, the economy was still recovering from the worldwide financial crises, generating a strong level of uncertainties in longer term future projections. In addition, we believed there remained fundamental uncertainties regarding the Brazilian economy, including with respect to domestic inflation and commodities prices.

●
in 2009, compared to 2008, TIM Celular did not experience growth in revenues and had a modest growth in profitability. Further, as previously described, the Company lost approximately five hundred thousand clients from its average post-paid customer base during 2009 when compared to 2008, and had a deterioration in its brand awareness and customer satisfaction levels. As a result, substantial efforts were made to turn around the Company (including the subsidiary TIM Celular) starting in the second half of 2009, including: i) a substantial change in management (e.g CEO, COO, CTO); ii) re-launching of the strategy and positioning of TIM in the market; iii) new and innovative services and products (‘Infinity’, and  ‘Liberty’).

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.17.2

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

In addition to the above uncertainties, we also considered the inherent subjectivity of the positive evidence underlying our projections of future taxable income in the next three years, such as the expectation that new management and a new business plan at TIM Celular would lead to a turnaround at that business. In evaluating the negative and positive evidence in assessing the likelihood of predicable earnings after 2012, we believed that the negative evidence outweighed the positive evidence.  As a result, of all of the foregoing, we believed that the valuation allowance as at December 31, 2009 was necessary because our projections showed that the deferred tax assets were not recoverable to the extent of the allowance.”

2.
Please confirm, as discussed on our call, that the Company's financial statements at and for the year ended December 31, 2010 will reflect the release in its entirety of the valuation allowance for tax loss carryforwards at TIM Celular and explain to us the reason for that release.

Response:

By the end of 2010, TIM Celular had clear evidence of the success of the strategy implemented during 2009 (the main components of which we described to you in our letter dated February 14, 2011). [***]

In connection with the above responses, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.17.3

Confidential Treatment Requested by TIM Participações S.A.

[***] Indicates that text has been omitted which is the subject of a confidential treatment request.  This text has been separately filed with the Securities and Exchange Commission.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Claudio Zezza
__________________________
Claudio Zezza
Chief Financial Officer

cc:           Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S

TIM PARTICIPAÇÕES S.A.
Av. das Américas, 3434. Bl 1 7º andar parte – Barra da Tijuca – 22640-102 – Rio de Janeiro – RJ
Tel.: 55 21 4009-4000

TIM.2011.2.17.4